Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-218415

Pricing Term Sheet

NAVIENT CORPORATION

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	November 30, 2017

Settlement Date:	December 4, 2017 (T+2)

Securities:	6.500% Senior Notes due June 2022

Ratings*:	Ba3 / B+ / BB (stable / negative / stable)

Maturity Date:	June 15, 2022

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2017

Principal Amount:	$250,000,000

Price to Public[1]:	105.000%

Net Proceeds to Issuer (Before Expenses):	$260,312,500

Benchmark Treasury:	UST 2.000% due November 30, 2022

Benchmark Treasury Price / Yield:	99-10 / 2.146%

Spread to Benchmark Treasury	T+309.8 basis points

Yield to Maturity:	5.244%

Coupon:	6.500%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases.

Change of Control Offer to Purchase	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

[1]	Plus accrued interest of $12,052,083.33 from March 7, 2017 to but excluding December 4, 2017.

Optional Redemption:	At any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of notes to be redeemed and (2) the sum of the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points plus, in each case, accrued and unpaid interest thereon to the date of redemption.

CUSIP / ISIN:	63938CAF5 / US63938CAF59

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

*A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the Prospectus Supplement dated November 30, 2017 issued by Navient Corporation relating to its Prospectus dated June 1, 2017.